  Exhibit 99.1

NEWS RELEASE

First Mining Advancing the Springpole Gold Project to Pre-Feasibility

Agreement with Ausenco to Complete Pre-Feasibility Study for Springpole; Ausenco to Receive Payment in Restricted Common Shares and Become a First Mining Shareholder

November 14, 2019 – Vancouver, BC – First Mining Gold Corp. (“First Mining” or the “Company”) (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce that it has entered into an agreement with Ausenco Engineering Canada Inc. (“Ausenco”) to complete a Pre-Feasibility Study (“PFS”) for the Springpole Gold Project, located in northwestern Ontario, Canada (the “Project”). Ausenco has elected to receive shares of First Mining as consideration for its engineering services.

Dan Wilton, CEO of First Mining, stated “We are very excited to be partnering with Ausenco to continue to advance the Springpole Gold Project. This marks a key milestone in the Project’s development and goes hand-in-hand with our focus on de-risking Springpole and advancing the Project through the environmental assessment process. Ausenco is one of the strongest partnerships we could have formed for this next step of development, given their proven track record, not just in delivering rigorous technical studies, but also in project delivery, construction and operations. Ausenco becoming a shareholder of First Mining demonstrates the strong belief by one of the premier mining-focused engineering firms in the technical merits and development potential of Springpole.”

Ausenco is a global, diversified engineering, construction and project management company providing consulting, project delivery and asset management solutions to the resources, energy and infrastructure sectors. Ausenco has significant experience in the study and execution of projects similar to Springpole, with substantial recent experience in eastern Canada including the Feasibility Study (“FS”) and subsequent EPC execution of the Moose River Consolidated Gold Project for Atlantic Gold (now a subsidiary of St. Barbara), Marathon Gold’s Valentine Lake PFS and Anaconda Mining’s Goldboro FS.

The PFS follows on the back of the updated Preliminary Economic Assessment (“PEA”) for the Springpole Gold Project that the Company recently announced on October 16, 2019, which outlines a 36,000 tonne-per-day mine and mill capable of producing an average of 410,000 ounces of gold in years 2 to 9 of the 12-year mine life. Using the base case gold price of US$1,300/oz and the base case silver price of US$20/oz, the PEA showed a pre-tax NPV5% of US$1.23 billion (US$841 million after-tax) and a pre-tax IRR of 26% (22% after-tax). At a gold price of US$1,500/oz, this increases to a pre-tax NPV5% of US$1.75 billion (US$1.22 billion after-tax) with a pre-tax IRR of 33% (28% after-tax). Readers are encouraged to review the October 16, 2019 news release for details about the updated Springpole PEA, or the full technical report which is available under First Mining’s SEDAR profile and on the Company’s website.

Readers are cautioned that the PEA is preliminary in nature and includes Inferred mineral resources that are too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that PEA results will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

The PFS will follow on from the work completed during the PEA phase, initially focusing on trade-off studies and optimizations to define the ultimate project scope. The final project scope will then be incorporated into the PFS. Work on the PFS is expected to commence by the end of this month.

In lieu of cash compensation, Ausenco or an affiliate will receive 100% of its estimated fees, which approximate $1.6 million, in First Mining common shares, resulting in the issuance of 5,806,882 shares to Ausenco by way of a private placement (subject to the approval of the Toronto Stock Exchange (“TSX”)). A share price of $0.27, which was the price of the units issued by the Company in its May 2019 financing, was used to calculate the number of common shares issuable to Ausenco. The common shares will be subject to a four-month hold period under applicable Canadian securities laws and will be held in escrow until Ausenco delivers the final PFS to First Mining. Ausenco will be reimbursed by the Company in cash for certain out-of-pocket expenses.

Qualified Person

Hazel Mullin, P.Geo., Director, Data Management and Technical Services of First Mining, is a “Qualified Person” for the purposes of National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”), and she has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining Gold Corp. is an emerging development company with a diversified portfolio of gold projects in North America. Having assembled a large resource base of 7.4 million ounces of gold in the Measured and Indicated categories and 3.8 million ounces of gold in the Inferred category in mining friendly jurisdictions of eastern Canada, First Mining is now focused on advancing its material assets towards a construction decision and, ultimately, to production. The Company currently holds a portfolio of 24 mineral assets in Canada, Mexico and the United States.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

For further information, please contact:

Mal Karwowska | Vice President, Corporate Development & Investor Relations
Direct: 604.639.8824 | Toll Free: 1.844.306.8827 | Email: info@firstmininggold.com
www.firstmininggold.com

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information” and "forward-looking statements” (collectively "forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects”, "anticipates”, "believes”, “plans”, “projects”, "intends”, "estimates”, “envisages”, "potential”, "possible”, “strategy”, “goals”, “objectives”, or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) Ausenco commencing work on the PFS by the end of November 2019; (ii) completion and timing of the PFS; (iii) the PEA representing a viable development option for the Springpole Gold Project; (iv) construction of a mine at the Project and related actions; (v) the estimated amount of future production, both produced and metal recovered; (vi) life of mine estimates, net cash flow, net present value and economic returns from an operating mine constructed at the Project; and (vii) the completion of optimization studies on the Project as it is advanced through a PFS. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: (i) the presence of and continuity of metals at the Springpole Gold Project at estimated grades; (ii) the geotechnical and metallurgical characteristics of rock conforming to sampled results, including the quantities of water and the quality of the water that must be diverted or treated during mining operations; (iii) the capacities and durability of various machinery and equipment; (iv) the availability of personnel, machinery and equipment at estimated prices and within the estimated delivery times; (v) currency exchange rates; (vi) metals sales prices and exchange rate assumed; (vii) appropriate discount rates applied to the cash flows in the economic analysis in the PEA; (viii) tax rates and royalty rates applicable to the proposed mining operation; (ix) the availability of acceptable financing under assumed structure and costs; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of permits and other regulatory approvals on acceptable terms; (xiv) the fulfillment of environmental assessment commitments and arrangements with local communities; and (xv) the additional risks described in the Company’s Annual Information Form for the year ended December 31, 2018 filed with the Canadian securities regulatory authorities under the Company’s SEDAR profile at www.sedar.com, and in the Company’s Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this news release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum 2014 Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and mineral resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource” does not equate to the term "reserves”. Under U.S. standards, mineralization may not be classified as a "reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources”, "indicated mineral resources” or "inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves” by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource” exists or is economically or legally mineable. Disclosure of "contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as "reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.